Exhibit (a)(1)(D)

THE ODP CORPORATION

Offer to Purchase for Cash

Shares of Its Common Stock for an Aggregate Purchase Price

of Not More Than $300,000,000

at a Purchase Price Not Less Than $31.50 Per Share

Nor Greater Than $36.00 Per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON AUGUST 12, 2022, UNLESS THE OFFER IS EXTENDED OR TERMINATED (SUCH TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).

July 18, 2022

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by The ODP Corporation, a Delaware corporation (the “Company”), to act as Dealer Manager in connection with the Company’s offer to purchase for cash shares of its common stock, par value $0.01 per share (the “Shares”), at a price not less than $31.50 nor greater than $36.00 per Share, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase, dated July 18, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Company is offering to purchase Shares from shareholders of the Company having an aggregate purchase price of no more than $300,000,000. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

After the Expiration Time, the Company will, on the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”), which will be not less than $31.50 and not more than $36.00 per Share, that it will pay for Shares validly tendered in the Offer and not validly withdrawn. The Purchase Price will be the lowest price per Share of not less than $31.50 and not more than $36.00 per Share, less any applicable withholding taxes and without interest, that will enable the Company to purchase the maximum number of Shares validly tendered in the Offer and not validly withdrawn having an aggregate purchase price not exceeding $300,000,000, subject to our right to purchase additional Shares as described herein. Only Shares validly tendered at prices at or below the Purchase Price, and not validly withdrawn, will be eligible for purchase in the Offer. Shares validly tendered with a specified price that is greater than the Purchase Price will not be purchased. All Shares purchased pursuant to the Offer will be purchased at the same Purchase Price regardless of whether the shareholder tendered at a lower price. Because of the proration, “odd lot” priority and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if more than the number of Shares having an aggregate purchase price of $300,000,000 are validly tendered at or below the Purchase Price and not validly withdrawn.

Upon the terms and subject to the conditions of the Offer, if the number of Shares validly tendered at or below the Purchase Price and not validly withdrawn prior to the Expiration Time would result in an aggregate purchase price of in excess of $300,000,000, measured at the maximum price at which such Shares were validly tendered, the Company will purchase Shares (1) first, from all holders of “odd lots” (persons who own fewer than 100 Shares) who validly tender all of their Shares at or below the Purchase Price and do not validly withdraw them prior to the Expiration Time (for the avoidance of doubt: tenders of less than all of the Shares owned by an

“odd lot” holder will not qualify for this preference), (2) second, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, on a pro rata basis from all other shareholders who validly tender Shares at or below the Purchase Price and do not validly withdraw them before the expiration of the Offer (however, because of the difficulty in determining the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn, and because of the conditional tender procedure described in Section 6 of the Offer to Purchase, we do not expect that we will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until at least three business days after the Expiration Time, assuming that Shares are tendered by use of the procedures for guaranteed delivery), and (3) third, if necessary to permit the Company to purchase Shares having an aggregate purchase price of $300,000,000 (or such greater amount as we may elect to purchase, subject to applicable law), from holders who have tendered Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, holders whose Shares are conditionally tendered must have validly tendered all of their Shares and not validly withdrawn them prior to the Expiration Time. See Sections 1 and 6 of the Offer to Purchase.

In addition, the Company may, if Shares valued at more than $300,000,000 are tendered in the Offer, accept for purchase at the Purchase Price pursuant to the Offer up to an additional 2% of its outstanding Shares without extending the Expiration Time.

For your information, and for forwarding to those of your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	Offer to Purchase, dated July 18, 2022;

2.	Letter of Transmittal (including Form W-9), for your use in accepting the Offer and tendering Shares of, and for the information of, your clients;

3.

Letter to Clients, for you to send to your clients for whose accounts you hold Shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer; and

4.

Notice of Guaranteed Delivery with respect to Shares, to be used to accept the Offer if certificates representing your clients’ Shares are not immediately available or cannot be delivered to you to be further delivered to the Depositary prior to the Expiration Time (or the procedures for book-entry transfer cannot be completed on a timely basis), or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Time.

The conditions of the Offer are described in Section 7 of the Offer to Purchase. Please see Section 15 of the Offer to Purchase for a summary of certain United States federal income tax consequences to shareholders of an exchange of Shares for cash pursuant to the Offer, including with respect to possible U.S. federal income tax backup withholding and U.S. federal withholding tax on payments to non-U.S. shareholders.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time, at the end of the day on August 12, 2022, unless the Offer is extended or terminated. Under no circumstances will the Company pay interest on the Purchase Price, even if there is any delay in making payment.

For Shares to be tendered validly pursuant to the Offer:

•

the certificates for the Shares, or confirmation of receipt of the Shares pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Time by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

•

the tendering shareholder must, prior to the Expiration Time, comply with the guaranteed delivery procedures set forth in the Offer to Purchase and thereafter timely deliver the Shares subject to such notice of guaranteed delivery in accordance with such procedures.

The Company’s Board of Directors authorized the Offer, but none of the Board of Directors, the Company, the Depositary, the Dealer Manager, the Information Agent or any of their respective affiliates have made, and they are not making, any recommendation to your clients as to whether they should tender or refrain from tendering their Shares pursuant to the Offer. The Company has also not authorized any person to make any such recommendation. Your clients must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and at what price. In doing so, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and in the Letter of Transmittal and the other information and material contained in or filed as exhibits to the Issuer Tender Offer Statement on Schedule TO-I for the Offer, including the purpose and effects of the Offer. See Sections 2 and 11 of the Offer to Purchase. Your clients are urged to discuss their decision with their tax advisor and financial advisor and/or broker.

The Company’s directors, executive officers and affiliates are entitled to participate in the Offer on the same basis as all other Shareholders. HG Vora Capital Management LLC, which beneficially owns 10.3% of the Company’s outstanding Shares as of July 13, 2022, has advised the Company that, although no final decision has been made, it does not currently intend to tender Shares in the Offer. The Company’s directors and executive officers have informed the Company that they will not tender any of their Shares pursuant to the Offer. The Company is not aware of any affiliates that intend to tender their Shares in the Offer. As a result, the beneficial ownership of the Company’s non-tendering directors, executive officers and affiliates will increase as a percentage of outstanding Shares following the consummation of the Offer.

The Company will not pay any fees or commissions to brokers, dealers, commercial banks, trust companies or other persons (other than fees to the Dealer Manager, the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5 of the Offer to Purchase).

The Offer is not being made to, nor will tenders be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that jurisdiction. If the Company becomes aware of any such jurisdiction where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law, provided that the Company will comply with the requirements of Rule 13e-4(f)(8) promulgated under the U.S. Securities and Exchange Act of 1934, as amended. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to the shareholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on the Company’s behalf by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager, and requests for additional copies of the enclosed materials may be directed to the Information Agent, at the telephone numbers and addresses listed below. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Dealer Manager for the Offer is:

J.P. Morgan Securities LLC

383 Madison Ave, 6th Floor

New York, New York 10179

Toll-Free: (877) 371-5947

The Information Agent for the Offer is:

1407 Broadway

New York, New York 10018

(212) 929-5500

or

Call Toll-Free: (800) 322-2885

Email: tenderoffer@mackenziepartners.com

Very truly yours,

J.P. Morgan Securities LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Dealer Manager, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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